UNITED STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2025
Commission File Number: 1-13546
STMicroelectronics N.V.
___________________________________________________________________________________________
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
___________________________________________________________________________________________
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐
Enclosure: A press release dated December 18, 2025, announcing the approval of all resolutions at the STMicroelectronics’
Extraordinary General Meeting of Shareholders.
PR No: C3377C
Resolutions approved at the Extraordinary General Meeting of Shareholders
Amsterdam, December 18, 2025 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the results related to the voting items of the Extraordinary General Meeting of Shareholders (EGM) which was held today in
Amsterdam.
The proposed resolutions were both approved by the Shareholders:
•the appointment of Armando Varricchio, as member of the Supervisory Board, for a term expiring at the end of the 2028 AGM; and
•the appointment of Orio Bellezza, as member of the Supervisory Board, for a term expiring at the end of the 2028 AGM.
The agenda and all relevant detailed information concerning the EGM, as well as all related EGM materials, are available on the Company’s website (www.st.com).
About STMicroelectronics
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than
200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of
2027. Further information can be found at www.st.com.
INVESTOR RELATIONS
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com
MEDIA RELATIONS
Alexis Breton
Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	December 18, 2025	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer